SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 15)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.

Elliot Press, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Mgmt, L.P. (formerly Deerfield Capital, L.P.) (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012, Amendment No. 9 filed on March 16, 2012, Amendment No. 10 filed on May 9, 2012, Amendment No. 11 filed on July 20, 2012, Amendment No. 12 filed on August 21, 2012, Amendment No. 13 filed on November 16, 2012 and Amendment No. 14 filed on January 15, 2013 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 15. Only those items hereby reported in this Amendment No. 15 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On July 16, 2013, (a) the shares of Series A-1 Preferred Stock held by Deerfield Special Situations Fund were converted into 424,798 shares of Common Stock, the shares of Series A-2 Preferred Stock held by Deerfield Special Situations Fund were converted into 837,215 shares of Common Stock and the shares of Series A-3 Preferred Stock held by Deerfield Special Situations Fund were converted into 322,911 shares of Common Stock, (b) the shares of Series A-1 Preferred Stock held by Deerfield Special Situations International were converted into 778,856 shares of Common Stock, the shares of Series A-2 Preferred Stock held by Deerfield Special Situations International were converted into 1,535,573 shares of Common Stock and the shares of Series A-3 Preferred Stock held by Deerfield Special Situations International were converted into 592,613 shares of Common Stock, (c) the shares of Series A-1 Preferred Stock held by Deerfield Private Design Fund were converted into 2,305,753 shares of Common Stock, the shares of Series A-2 Preferred Stock held by Deerfield Private Design Fund were converted into 4,545,880 shares of Common Stock and the shares of Series A-3 Preferred Stock held by Deerfield Private Design Fund were converted into 1,757,664 shares of Common Stock and (d) the shares of Series A-1 Preferred Stock held by Deerfield Private Design International were converted into 3,714,455 shares of Common Stock, the shares of Series A-2 Preferred Stock held by Deerfield Private Design International were converted into 7,323,275 shares of Common Stock and the shares of Series A-3 Preferred Stock held by Deerfield Private Design International were converted into 2,830,978 shares of Common Stock.

CUSIP No. 87484H104

On July 16, 2013, pursuant to the terms of a Securities Purchase Agreement (the “Securities Purchase Agreement”) by and among Spectrum Pharmaceuticals, Inc. (“Spectrum”), Eagle Acquisition Merger Sub, Inc. (the “Purchaser”), Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (together, the “Warburg Entities”), and Deerfield Private Design Fund, Deerfield Special Situations Fund, Deerfield Special Situations International and Deerfield Private Design International (together, the “Deerfield Entities”), the Deerfield Entities sold to the Purchaser an aggregate of 26,969,971 shares of Common Stock issued to them upon conversion of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock for an aggregate purchase price of (a) $1,512,856.98 in cash and (b) 26,969,971 contingent value rights (“CVRs”) issued by Spectrum, representing the right to receive a pro rata portion of contingent cash payments upon the achievement of certain milestones. The Deerfield Entities also agreed to deliver to Spectrum and the Purchaser, for cancellation, all Warrants held by them, in consideration for the payment by Spectrum and the Purchaser of payments aggregating $137,730.

On July 16, 2013, the Deerfield Entities, the Warburg Entities and the Company entered into a Waiver Agreement (the “Waiver Agreement”), pursuant to which the Deerfield Entities agreed to convert all of their shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock into shares of Common Stock at the applicable conversion prices for such shares, and waived certain rights with respect to the shares Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock held by them.

In connection with the Securities Purchase Agreement, on July 16, 2013, the Deerfield Entities entered into an Exchange Agreement with the Company and Spectrum, pursuant to which the Deerfield Entities cancelled the promissory notes issued by Talon to the Deerfield Entities, in exchange for an aggregate of 3,000,000 shares of Spectrum common stock.  The Deerfield Entities also received $675,322.19 in payment of interest accrued on such notes through June 28, 2013.  The Deerfield Entities and Spectrum also entered into a Registration Rights Agreement with respect to such shares of Spectrum common stock.

Following the consummation of the transactions contemplated by the Securities Purchase Agreement, the Waiver Agreement and the Exchange Agreement, the Purchaser effected a “short-form” merger of the Purchaser with and into the Company (the “Merger”).  In connection with the Merger, the Deerfield Entities are entitled to receive an aggregate of (i) $18,148.42 in cash and (ii) 323,559 CVRs in exchange for its 323,559 shares of Common Stock.  Following the Merger, the Reporting Persons ceased be the beneficial owners of any shares Common Stock.

The summaries contained herein of the Securities Purchase Agreement and the Waiver Agreement are not intended to be complete and are qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits 99.25 and 99.26 hereto, and which are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are amended and restated to read as follows:

(a)

(1)           Reporting Persons

Number of shares:  0
Percentage of shares:  0%

CUSIP No. 87484H104

(2)           Deerfield Mgmt

Number of shares:  0
Percentage of shares:  0%

(3)           Deerfield Special Situations Fund

Number of shares:  0
Percentage of shares:  0%

(4)           Deerfield Private Design Fund

Number of shares:  0
Percentage of shares:  0%

(5)           Deerfield Private Design International

Number of shares:  0
Percentage of shares:  0%

 (6)           Deerfield Management

Number of shares:  0
Percentage of shares:  0%

 (7)           Deerfield Special Situations International

Number of shares:  0
Percentage of shares:  0%

(8)           Flynn

Number of shares:  0
Percentage of shares:  0%

 (b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

CUSIP No. 87484H104

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

 (6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  0
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  0

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment advisor of Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.

(c)             As described under Item 4 above, on July 16, 2013, the Deerfield Entities (i) converted all shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock held by them into Common Stock and (ii) sold to the Purchaser all such Common Stock (other than 323,559 shares of Common Stock, which were exchanged in the Merger for cash and CVRs), in the amounts specified below:

CUSIP No. 87484H104

Entity	Number of Shares	Transaction Type	Price Per Share
Deerfield Special Situations Fund	424,798	Conversion of Series A-1 Preferred Stock into Common Stock	$0.736
Deerfield Special Situations Fund	837,215	Conversion of Series A-2 Preferred Stock into Common Stock	$0.30
Deerfield Special Situations Fund	322,911	Conversion of Series A-3 Preferred Stock into Common Stock	$0.350
Deerfield Special Situations Fund	1,619,176	Sale of Common Stock	$.056094*
Deerfield Special Situations International	778,856	Conversion of Series A-1 Preferred Stock into Common Stock	$0.736
Deerfield Special Situations International	1,535,573	Conversion of Series A-2 Preferred Stock into Common Stock	$0.30
Deerfield Special Situations International	592,613	Conversion of Series A-3 Preferred Stock into Common Stock	$0.350
Deerfield Special Situations International	2,974,566	Sale of Common Stock	$.056094*
Deerfield Private Design Fund	2,305,753	Conversion of Series A-1 Preferred Stock into Common Stock	$0.736
Deerfield Private Design Fund	4,545,880	Conversion of Series A-2 Preferred Stock into Common Stock	$0.30
Deerfield Private Design Fund	1,757,664	Conversion of Series A-3 Preferred Stock into Common Stock	$0.350
Deerfield Private Design Fund	8,694,231	Sale of Common Stock	$.056094*
Deerfield Private Design International	3,714,455	Conversion of Series A-1 Preferred Stock into Common Stock	$0.736
Deerfield Private Design International	7,323,275	Conversion of Series A-2 Preferred Stock into Common Stock	$0.30
Deerfield Private Design International	2,830,978	Conversion of Series A-3 Preferred Stock into Common Stock	$0.350
Deerfield Private Design International	14,005,557	Sale of Common Stock	$.056094*
* The Reporting Person also received one CVR issued by Spectrum for each share of Common Stock.

On July 16, 2013, (a) Deerfield Private Design Fund agreed to deliver to Spectrum and the Purchaser, for cancellation, all Warrants held by it, in consideration for the payment by Spectrum and the Purchaser of $43,959, (b) Deerfield Private Design International agreed to deliver to Spectrum and the Purchaser, for cancellation, all Warrants held by it, in consideration for the payment by Spectrum and the Purchaser of $70,817, (c) Deerfield Special Situations Fund agreed to deliver to Spectrum and the Purchaser, for cancellation, all Warrants held by it, in consideration for the payment by Spectrum and the Purchaser of $8,103 and (d) Deerfield Special Situations International agreed to deliver to Spectrum and the Purchaser, for cancellation, all Warrants held by it, in consideration for the payment by Spectrum and the Purchaser of $14,851.

(e)           On July 16, 2013, the Reporting Persons ceased to beneficially own more than five percent of the Company’s outstanding shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The responses set forth in Item 4 of this Amendment No. 15 are hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.25  Securities Purchase Agreement.
Exhibit 99.26  Waiver Agreement.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2013

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:  Deerfield Mgmt, L.P., General Partner

By:  J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By: /s/ Jonathan Isler
Name:  Jonathan Isler
Title:  Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on August 21, 2012 with respect to the Company.